www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

VIA EDGAR

June 29, 2016

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File Number 001-06351

Dear Mr. Rosenberg:

Pursuant to our conversation with Jim Rosenberg, Senior Assistant Chief Accountant, on June 29, 2016, we request a nine business day extension for our response to your letter dated June 17, 2016. As a result, we will provide you with our response no later than July 15, 2016. If that is not acceptable timing, please let me know as soon as possible.

I can be reached at 317-651-2310.

Sincerely,

ELI LILLY AND COMPANY

Donald A. Zakrowski
Vice President, Finance and
Chief Accounting Officer